Buenos Aires, November 11th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event – Tender award in Plan Gas.Ar’s third round.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos and the National Securities Commission (Comisión Nacional de Valores), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (‘Pampa’ and/or the ‘Company’) to inform that the Secretary of Energy (‘SE’) issued RESOL-2021-1091-APN-SE#MEC awarding volumes and prices tendered in the third round under the Plan to Promote Argentine Natural Gas Production (‘Plan Gas.Ar’). Pampa is one of the two producers bidding in all the three rounds under Plan Gas.Ar.

Pampa placed the best bid in this new Plan Gas.Ar’s, being awarded two millon cubic meters per day. With this bid, Pampa’s injection commitment amounts to 11 million cubic meters per day for the 2022-2024 winter season, reaching 9 million cubic meters per day for the 2022-2024 summer season. Compared to 2020, it represents an annual production growth of 56% during the peak season, when the demand is highly seasonal. Hence, domestic gas production is encouraged to replace gas imports and liquid fuel usage, reduce carbon footprint and moderate disbursing foreign currency reserves.

The active participation in Plan Gas.Ar auctions rank Pampa among the sector’s leading companies and strive for stability in the production and cash flow for the next three years of the program.

Sincerely.

María Agustina Montes

Head of Market Relations